Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Dated September 23, 2020

Registration No. 333-248945

$110,000,000
3.875% Fixed-to-Floating Rate Subordinated Notes due 2030

Term Sheet

Issuer:	Ameris Bancorp (the “Company” or “Issuer”)
Security:	3.875% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Notes”)
Aggregate Principal Amount:	$110,000,000
Expected Ratings:	BBB by Kroll Bond Rating Agency
A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.
Trade Date:	September 23, 2020
Settlement Date:	September 28, 2020 (T + 3)*
Maturity Date:	October 1, 2030
Coupon:	From and including the Settlement Date to, but excluding, October 1, 2025, or the earlier redemption date (the “fixed rate period”), the Notes will bear interest at a rate of 3.875% per year, payable semiannually in arrears. From and including October 1, 2025 to, but excluding, the Maturity Date, or the earlier redemption date (the “floating rate period”), the Notes will bear interest at a floating rate per year equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined and subject to the provisions described in the Preliminary Prospectus Supplement under “Description of the Notes — Interest”) plus 375.3 basis points, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.
Interest Payment Dates:	Fixed rate period: April 1 and October 1 of each year, commencing on April 1, 2021. The last interest payment date for the fixed rate period will be October 1, 2025.
Floating rate period: January 1, April 1, July 1 and October 1 of each year, commencing on January 1, 2026.

Record Dates:	The 15th day immediately preceding the applicable interest payment date.
Day Count Convention:	Fixed rate period: 30/360.
Floating rate period: 360-day year and the number of days actually elapsed.
Optional Redemption:	The Company may redeem the Notes, at its sole option, beginning with the interest payment date of October 1, 2025 and on any interest payment date thereafter, in whole or in part, subject to prior approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”), to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (as described in the Preliminary Prospectus Supplement under “Description of the Notes —Redemption”).
Special Redemption:	The Notes may not otherwise be redeemed by the Company prior to the Maturity Date, except the Company may, at its option, redeem the Notes before the Maturity Date in whole, but not in part, subject to prior approval of the Federal Reserve, to the extent such approval is then required under the rules of the Federal Reserve, upon the occurrence of (i) a “Tax Event”, (ii) a “Tier 2 Capital Event” or (iii) the Company becoming required to register as an investment company pursuant to the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the redemption date (as described in the Preliminary Prospectus Supplement under “Description of the Notes — Redemption”).
Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.
Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, which may include providing capital to support growth organically or through strategic acquisitions, financing investments and capital expenditures, and for investments in Ameris Bank as regulatory capital.
Price to Public:	100%
Ranking:	The Notes will be the unsecured, subordinated obligations of the Company and:

•	will rank junior in right of payment and upon the Company’s liquidation to all of the Company’s existing and future senior indebtedness (as defined in the Indenture and described in the Preliminary Prospectus Supplement under “Description of the Notes — Ranking; Subordination”), whether secured or unsecured and any existing and all future general creditors;

•	will rank equal in right of payment and upon the Company’s liquidation to all of the Company’s existing and future indebtedness the terms of which provide that such indebtedness ranks equally with promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Notes, including approximately $191.8 million of subordinated indebtedness issued by the Company under the Base Indenture under which the Notes will be issued;

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•	will rank senior in right of payment and upon the Company’s liquidation to (i) the Company’s existing subordinated deferrable interest debentures and (ii) any indebtedness the terms of which provide that such indebtedness ranks junior to promissory notes, bonds, debentures and other types of indebtedness that include the Notes; and

•	will be effectively subordinated to all of the existing and future indebtedness, deposits and other liabilities of Ameris Bank and the Company’s other current and future subsidiaries, including, without limitation, Ameris Bank’s liabilities to depositors in connection with the deposits in Ameris Bank, its liabilities to general creditors and its liabilities arising during the ordinary course or otherwise.

As of June 30, 2020, on a consolidated basis, the Company’s liabilities totaled approximately $17.41 billion, which include (i) approximately $15.59 billion of deposit liabilities; (ii) approximately $1.42 billion of other borrowings (which principally include approximately $1.15 billion of Federal Home Loan Bank advances, approximately $191.8 million of subordinated indebtedness issued by the Company (all of which was issued under the Base Indenture under which the Notes will be issued) and approximately $76.2 million of subordinated indebtedness issued by Ameris Bank or banks that have merged into Ameris Bank); (iii) approximately $123.4 million of subordinated deferrable interest debentures; (iv) approximately $12.9 million for securities sold under agreements to repurchase; and (v) approximately $268.1 million of other liabilities. Except for approximately $123.4 million of subordinated deferrable interest debentures (which rank junior in right of payment and upon liquidation to the Notes) and approximately $191.8 million of subordinated indebtedness (which rank equal in right of payment and upon liquidation to the Notes) issued by the Company, all of these liabilities are contractually or structurally senior to the Notes.
CUSIP/ISIN:	03076K AC2/US03076KAC27
Joint Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company Piper Sandler & Co.

*Note: The Issuer expects that delivery of the Notes will be made against payment therefor on or about the Settlement Date indicated above, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisor.

The Issuer has filed a shelf registration statement (File No. 333-248945) (including a base prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may access these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by calling Keefe, Bruyette & Woods, A Stifel Company at (800) 966-1559 or e-mailing USCapitalMarkets@kbw.com or by calling Piper Sandler & Co. at (866) 805-4128 or emailing fsg-dcm@psc.com.

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Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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